February 15, 2013

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Susan Block

Re:	Camp Nine, Inc. Registration Statement on Form S-1 Filed November 13, 2012 File No. 333-184881

Dear Mrs. Block:

I write on behalf of Camp Nine, Inc. (the “Company”) in response to Staff’s letter of February 8, 2013, by you, as Attorney-Advisor of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1, filed January 25, 2013, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

cover page

1. Please remove the third paragraph, discussing your shell company status, from the cover page, as this is not responsive to item 501 of regulation s-k.

In response to this comment, the Company has removed this paragraph.

the company, page 5

2. we note your response to our prior comment 7 and reissue in part. please revise to also include your revenue and net loss for the most recent audited period in that first paragraph.

In response to this comment, the Company has revised the first paragraph. The revised paragraph is provided below. The bolded type signifies the revisions.

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We were incorporated as Camp Nine, Inc. on May 31, 2012, in the State of Nevada for the purpose of designing, manufacturing, and marketing surfboards. We are a development stage company and have not generated significant sales to date. As of January 14, 2013, we had $7,838 in cash. During the quarter ended November 30, 2012 we had revenues of $2,149 and a cost of goods sold of $1,850 for a gross margin of $299 as compared to revenues of $7,941 and a cost of goods sold of $5,799 for a gross margin of $2,142 for the year ended August 31, 2012. During the quarter ended November 30, 2012 we had operating expenses of $9,319 as compared to operating expenses of $14,194 for the year ended August 31, 2012. Thus we suffered a net loss of $9,020 during the quarter ended November 30, 2012 as compared to a net loss of $12,052 for the year ended August 31, 2012. During the quarter ended November 30, 2012 we lost approximately $9,000. If we continue to suffer losses at the rate of approximately $9,000 per quarter, then we will not have sufficient capital to continue operations beyond February 28, 2013. Additionally, we currently have limited liquidity, and have not completed our efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time. For these and other reasons, our independent auditors have raised substantial doubt about our ability to continue as a going concern. Accordingly, we will require the $20,000 of equity funding sought in this prospectus. Upon receipt of the additional funding, then we plan to manufacture additional surfboards for sale. This process generally takes 4-6 weeks.

because we do not have written contracts, page 8

3. please indicate briefly in this risk factor what services your independent contractors do for you.

In response to this comment, the Company revised the risk factor. The revised risk factor is provided below. The bolded type signifies the revisions.

Our independent contractors produce our surfboards for us by shaping blank pieces of foam into the dimensions of a surfboard, and then applying the fiberglass and graphics to the surfboard. Although we plan to pursue written agreements with our independent contractors to provide goods to us at their respective and customary rates upon request, we do not currently have a written agreement in place with our independent contractors. Each of these functions requires the services of persons in high demand and these persons may not always be available. The implementation of our business plan and ability to services our customers may be impaired if we are not able to secure written agreements with our independent contractors. In addition, because we do not have written agreements with our independent contractors, they could refuse to produce surfboards, reduce the number of surfboards that they provide or change the terms and prices under which they normally supply our surfboards. The occurrence of any such conditions will have a materially negative effect upon our reputation and our ability to distribute our surfboards, which will cause a material reduction in our revenues.

because we are currently considered a “shell company”, page 12

4. Please also indicate here that you are considered a “shell company” under the meaning of Rule 405 under the Securities Act of 1933 as well. Similarly revise the last paragraph under “Rule 144 Shares,” at page 23.

In response to this comment, the Company has included the requested language to the risk factor on Page 12. The initial paragraph of the risk factor is provided below. The bolded type signifies the included language.

We are currently considered a “shell company” within the meaning of Rule 12b-2 under the Exchange Act and Rule 405 of the Securities Act of 1933, in that we currently have nominal operations and nominal assets other than cash.  Accordingly, the ability of holders of our common stock to re-sell their shares may be limited by applicable regulations.  Specifically, the securities sold through this offering can only be resold through registration under the Securities Act, pursuant to Section 4(1) of the Securities Act, or by meeting the conditions of Rule 144(i) under the Securities Act.

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The last paragraph under “Rule 144 Shares” at Page 23 already contained reference to both Rule 12b-2 under the Exchange Act and Rule 405 of the Securities Act of 1933 and thus it was not revised.

5. Please also revise this risk factor to clarify that it is restricted securities that may not be resold in reliance on Rule 144 until certain requirements are met, similar to the disclosure you have provided in the last paragraph under “Rule 144 Shares,” at page 23.

In response to this comment, the Company added the following paragraph to the risk factor

The conditions of Rule 144 will not be met until: (1) we file Form 10 information with the SEC when we cease to be a “shell company”; (2) we have filed all reports as required by Section 13 and 15(d) of the Securities Act for twelve consecutive months; and (3) one year has elapsed from the time we file the current Form 10 type information with the SEC reflecting our status as an entity that is not a shell company.

Products and Pricing, page 20

6. In some of your statements regarding your products, please revise to state them as beliefs, as the statements appear subjective. Please revise the following statements:

•	“The Ace I is considered a high performance shortboard. This surfboard is for the more advanced surfer that excels at catching waves in all conditions. Performance is the design emphasis for this model. It is a good surfboard for waves up to 8-10 feet . . . .”

•	“The Bandito is considered a medium performance shortboard .. . . it is a still a good surfboard for waves up to 8-10 feet.”

•	“The Hot Pocket is considered a fun shortboard. As such this surfboard was designed with an emphasis on making it easy to catch waves and ride them without worrying about maneuverability on the wave. It is a good surfboard for waves up to 6 feet . . . .”

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In response to this comment, the Company has revised the above statements to read as follows:

•	Ace 1
	o	We believe the Ace 1 is a high performance shortboard. We designed this surfboard for the more advanced surfer that excels at catching waves in all conditions. We emphasized performance in designing this model. We believe that this is a good surfboard for waves up to 8-10 feet but is not suitable for waves beyond that height.
•	Bandito
	o	We believe the Bandito is a medium performance shortboard. We designed this model to allow the surfer to more easily catch waves than with the Ace 1. Its greater wave catching capacity does come at a cost though as we consider it to be less maneuverable than is the Ace 1 once the surfer is on the wave. Although less maneuverable, we believe that it is still a good surfboard for waves up to 8-10 feet.
•	Hot Pocket
	o	We believe the Hot Pocket is a fun shortboard. As such we designed this surfboard with an emphasis on making it easy to catch waves and ride them without worrying about maneuverability on the wave. We believe that this is a good surfboard for waves up to 6 feet but is not suitable for waves beyond that height.

Please feel free to contact me should you require additional information at (702) 384-5563.

Sincerely,

BROWN, BROWN & PREMSRIRUT

/s/ Puoy Premsrirut

Puoy Premsrirut, Esq.

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